Exhibit 3.1

THIRD AMENDMENT TO

FIRST AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP OF

CROSSAMERICA PARTNERS LP

THIS THIRD AMENDMENT TO FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF CROSSAMERICA PARTNERS LP (previously known as Lehigh Gas Partners LP), as amended by the First Amendment dated as of October 1, 2014 and the Second Amendment dated as of December 3, 2014 (as so amended, this “Amendment”), effective as of January 1, 2018, is entered into by CrossAmerica GP LLC, a Delaware limited liability company, as the general partner (the “General Partner”), pursuant to its authority granted in Section 13.1(d) of the First Amended and Restated Agreement of Limited Partnership, dated as of October 30, 2012 (the “Partnership Agreement”). Capitalized terms used but not defined herein are used as defined in the Partnership Agreement.

WHEREAS, Section 13.1(d) of the Partnership Agreement provides that the General Partner, without the approval of any other Partner, may amend any provision of the Partnership Agreement to reflect a change that the General Partner determines does not adversely affect the Limited Partners in any material respect; and

WHEREAS, the Board of Directors of the General Partner has determined that the standard set forth in Section 13.1(d) is satisfied; and

WHEREAS, the General Partner deems it in the best interest of the Partnership to effect this Amendment in order to update certain tax provisions in the Partnership Agreement.

NOW, THEREFORE, it is hereby agreed as follows:

A. Amendments.

1.Section 1.1 of the Partnership Agreement is hereby amended to add the following definitions:

“BBA” means the Bipartisan Budget Act of 2015.

“Imputed Underpayment” means an imputed underpayment under Section 6225 of the Code, as amended by the BBA.

“Partnership Representative” has the meaning set forth in Section 6223 of the Code, as amended by the BBA.

“Tax Matters Partner” has the meaning set forth in Section 6231(a)(7) of the Code, prior to amendment by the BBA.

2.Section 9.3 of the Partnership Agreement is hereby amended and restated to read in its entirety as follows:

Section 9.3Tax Controversies.

(a)For taxable years beginning on or before December 31, 2017, the General Partner is designated as the Tax Matters Partner.  For each taxable year beginning after December 31, 2017, the General Partner shall be or shall designate the Partnership Representative and any other Persons necessary to conduct proceedings under Subchapter C of Chapter 63 of the Code (as amended by the BBA) for such year.  Any such designated Person or Persons shall serve at the pleasure of, and act at the direction of, the General Partner.  The Partnership Representative, as directed by the General Partner, shall exercise any and all authority of the “partnership representative” under the Code (as amended by the BBA), including, without limitation, (i) binding the Partnership and its Partners with respect to actions taken under Subchapter C of Chapter 63 of the Code (as amended by the BBA), and (ii) determining whether to make any available election under Section 6226 of the Code (as amended by the BBA).

(b)The General Partner (acting through the Partnership Representative to the extent permitted by Section 9.3(a)) is authorized and required to act on behalf of and represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and the General Partner is authorized to expend Partnership funds for professional services and costs associated therewith.

(c)Each Partner agrees to cooperate with the General Partner (or its designee) and to do or refrain from doing any or all things reasonably requested by the General Partner (or its designee) in its capacity as the Tax Matters Partner or the Partnership Representative, or as a person otherwise authorized and required to act on behalf of and represent the Partnership pursuant to Section 9.3(b).

(d)The General Partner is authorized to amend the provisions of this Agreement as appropriate to reflect the proposal or promulgation of Treasury Regulations implementing or interpreting the partnership audit, assessment and collection rules adopted by the BBA, including any amendments to those rules.

3.Section 9.4 of the Partnership Agreement is hereby amended and restated to read in its entirety as follows:

Section 9.4 Withholding and other Tax Payments by the Partnership.

(a)If taxes and related interest, penalties or additions to tax are paid by the Partnership on behalf of all or less than all the Partners or former Partners (including, without limitation, any payment by the Partnership of an Imputed Underpayment), the General Partner may treat such payment as a distribution of cash to such Partners, treat such payment as a general expense of the Partnership, or, in the case of an Imputed Underpayment, require that persons who were Partners of the Partnership in the taxable year to which the payment relates (including former Partners) indemnify the Partnership upon request for their allocable share of that payment, in each case as determined appropriate under the circumstances by the General Partner.  The amount of any such indemnification obligation of, or deemed distribution of cash to, a Partner or former Partner in respect of an Imputed Underpayment shall be reduced to the extent that the Partnership receives a reduction in the amount of the Imputed Underpayment which, in the determination of the General Partner, is attributable to actions taken by, the tax status or attributes of, or tax information provided by or attributable to, such Partner or former Partner pursuant to or described in Section 6225(c) of the Code (as amended by the BBA).

(b)Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that may be required to cause the Partnership and other Group Members to comply with any withholding requirements established under the Code or any other federal, state or local law including pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income or from a distribution to any Partner (including by reason of Section 1446 of the Code), the General Partner may treat the amount withheld as a distribution of cash pursuant to Section 6.3 or Section 12.4(c) in the amount of such withholding from such Partner.

B. Agreement in Effect.  Except as hereby amended, the Partnership Agreement shall remain in full force and effect.

C. Applicable Law.  This Amendment shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of laws.

D. Severability.  Each provision of this Amendment shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Amendment that are valid, enforceable and legal.

[Signatures on following page]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first written above.

GENERAL PARTNER:

CROSSAMERICA GP LLC

By: /s/Giovanna Rueda
Name: Giovanna Rueda

Title: Director, Legal Affairs and Corporate Secretary

[SIGNATURE PAGE TO AMENDMENT TO FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP]